FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@goldfields.co.za
Media Enquiries

Sven Lunsche
Tel      +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
APPROVAL OF SOUTH DEEP NEW ORDER MINING
RIGHT AND GRANTING OF NEW RIGHT TO
CONTIGUOUS PROPERTY

Johannesburg, 10 May 2010: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) is pleased to announce that the South
African Department of Mineral Resources has approved - in terms of the requirements of the Mineral and Petroleum Resources Development Act
2002 (Act 28 of 2002) (the Act) – the conversion of the South Deep old order mining right into a new order mining right.

Included in this approval, as a new right, is an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. It contains a mineral resource of approximately 14.5 million ounces of gold*, which is largely above the existing South Deep infrastructure. In addition to gold the new order mining right covers silver, uranium, nickel and pyrite.

Gold Fields Chief Executive Officer, Nick Holland, said: “The cumulative effect of this approval, together with the previous conversions for
Driefontein, Kloof and Beatrix granted in 2005, is that all of Gold Fields’
South African operations have now been granted their new order mining right.”

Recognising that it still has to meet additional Black Economic
Empowerment equity ownership requirements by 2014, Gold Fields is in the early stages of developing two further empowerment transactions:

1.   A broad-based Black Economic Empowerment transaction for a 9%
       holding in South Deep, as well as an additional 1% of GFIMSA, the company that owns Gold Fields’ South African mines; and

2.   An Employee Share Option Plan for Historically Disadvantaged South
       African employees of GFMSA for ownership of 10% of GFIMSA. This plan requires the approval of organised labour represented at our
       South African mines.

Holland said: “We believe that these two transactions will meet our commitment to achieving the 2014 target. It’s integral to our commitment to expand opportunities for historically disadvantaged persons to enter the
South African mineral industry and for them to benefit from the exploitation of the country’s mineral resources by promoting employment and the advancement of social and economic welfare for all South Africans. This goes beyond simply ticking boxes.”

*Approximately 78 million tons at 5.8g/t equating to 14.56 million ounces of gold at a gold price of US$1,000/oz and a cut-off grade of 3.0g/t. The
Inferred Mineral Resource estimate is reported in accordance with the

South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2007
edition (SAMREC Code).
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange
(SWX). For more information please visit the Gold Fields website at www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 May 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs